EX-10.33
November 15, 2005
Michael P. Ryan
[Address on file with the Company]
Dear Michael:
     This will confirm the various discussions we have had regarding American Commercial Lines Inc.’s interest in offering you employment for the position of Senior Vice President of Sales and Marketing. Below is an outline of the compensation and benefits package that the company is offering for your consideration:
Title: Senior Vice President of Sales and Marketing in Jeffersonville, Indiana.
Departmental Responsibilities: Develop and implement sales and marketing strategy, both foreign and domestic, for American Commercial Lines Inc.
Base Annual Salary: $275,000
Bonus: Bonus opportunity of up to 65% of base salary at target measured by achievement of company financial performance targets, and agreed departmental and personal goals and objectives. In your first year (2005), you will be guaranteed a payout of up to $165,000 which would be paid during the normal bonus payout period, usually in February. The amount will be determined based on the payout performance from your previous employer.
Equity: This position will be eligible for equity grants as agreed and defined by the Board of Directors in November. You will receive grants, based on the same formula applied to other SVP’s, in 2005.
Vacation: Four (4) weeks.
Severance: The Company will provide (12) twelve months severance, paid semi-monthly less applicable federal and state withholdings, if employment is involuntarily terminated for (1) reduction in force; or, (2) job elimination; or, (3) release without fault. No severance pay will be granted for separations that are the result of voluntary termination, discharge for performance, death, retirement or permanent disability. The Bonus will be prorated and paid in one lump sum, not to exceed 100% of payout, in the year of the termination (based on company performance achievement at that time) if termination is without cause.
Relocation: This offer is made to you with the understanding that you will relocate from Skillman, New Jersey area to the Louisville area. ACL will provide you with a relocation package that includes all reasonable and customary expenses (see attached policy).
Pre-employment Drug Screen: This offer is contingent upon passing a company provided drug screen and background and reference checks.
     Mike, ACL is very excited about offering you this leadership opportunity and the potential for you to join our team. We believe you will make significant contributions toward our future success.

1701 East Market Street	Jeffersonville, IN 47130-4717	Phone (812) 288-0100

Further, your acceptance of this offer is subject to final review and approval by the Compensation Committee of the ACL Board of Directors. Please indicate your acceptance by signing in the space provided below and returning directly to me.
Regards,
Nick Fletcher
Senior Vice President Human Resources
I accept the above offer of employment. I am not subject to any confidentiality or non-compete agreement which would be violated by this new opportunity with American Commercial Lines Inc. or that would restrict my ability to fully perform my job.

/s/ Michael P. Ryan	11/16/05

Michael P. Ryan	Date
Cc: HR File